UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 346,913
	8	Shared voting power 1,446,340
	9	Sole dispositive power 346,913
	10	Shared dispositive power 1,446,340
11	Aggregate amount beneficially owned by each reporting person 1,793,253
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IA, PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,297,925
	8	Shared voting power 0
	9	Sole dispositive power 1,297,925
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,297,925
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.0%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 148,415
	8	Shared voting power 0
	9	Sole dispositive power 148,415
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 148,415
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,793,253
	9	Sole dispositive power 0
	10	Shared dispositive power 1,793,253
11	Aggregate amount beneficially owned by each reporting person 1,793,253
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IA, OO

CUSIP No. 35952W103

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,793,253
	9	Sole dispositive power 0
	10	Shared dispositive power 1,793,253
11	Aggregate amount beneficially owned by each reporting person 1,793,253
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IN

CUSIP No. 35952W103

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,793,253
	9	Sole dispositive power 0
	10	Shared dispositive power 1,793,253
11	Aggregate amount beneficially owned by each reporting person 1,793,253
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%
14	Type of reporting person IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2014 (the “Original Schedule 13D”) and Amendment No. 1 thereto, filed with the SEC on August 26, 2014, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $18,659,896 (including commissions) to purchase 1,793,253 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,793,253 shares of Common Stock. Based upon a total of 20,105,520 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, the Reporting Persons’ shares represent approximately 8.919% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,297,925 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 6.026% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 148,415 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.690% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims the beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 346,913 shares held by the Managed Account (the

“Managed Account Shares”), which represent approximately 1.595% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Persons owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin QP	8/27/2014	23,327	$9.9683
Becker Drapkin QP	8/28/2014	19,419	$9.8757
Becker Drapkin QP	9/3/2014	15,284	$9.8211
Becker Drapkin QP	9/4/2014	6,981	$9.8096
Becker Drapkin QP	9/9/2014	11,604	$9.9277
Becker Drapkin QP	9/9/2014	4,518	$9.9548
Becker Drapkin QP	9/10/2014	5,859	$9.9487
Becker Drapkin QP	9/11/2014	4,585	$9.8790
Becker Drapkin QP	9/12/2014	11,433	$9.7874
Becker Drapkin QP	9/15/2014	14,253	$9.7579
Becker Drapkin QP	9/16/2014	9,670	$9.7053
Becker Drapkin QP	9/16/2014	10,306	$9.7032
Becker Drapkin QP	9/17/2014	14,118	$9.8633

2

Becker Drapkin, L.P.	8/27/2014	2,640	$9.9683
Becker Drapkin, L.P.	8/28/2014	2,198	$9.8757
Becker Drapkin, L.P.	9/3/2014	1,724	$9.8211
Becker Drapkin, L.P.	9/4/2014	787	$9.8096
Becker Drapkin, L.P.	9/9/2014	1,309	$9.9277
Becker Drapkin, L.P.	9/9/2014	509	$9.9548
Becker Drapkin, L.P.	9/10/2014	661	$9.9487
Becker Drapkin, L.P.	9/11/2014	517	$9.8790
Becker Drapkin, L.P.	9/12/2014	1,290	$9.7874
Becker Drapkin, L.P.	9/15/2014	1,608	$9.7579
Becker Drapkin, L.P.	9/16/2014	1,091	$9.7053
Becker Drapkin, L.P.	9/16/2014	1,162	$9.7032
Becker Drapkin, L.P.	9/17/2014	1,592	$9.8633
Managed Account	8/27/2014	7,091	$9.9683
Managed Account	8/28/2014	5,903	$9.8757
Managed Account	9/3/2014	4,645	$9.8211
Managed Account	9/4/2014	2,122	$9.8096
Managed Account	9/9/2014	3,527	$9.9277
Managed Account	9/9/2014	1,373	$9.9548
Managed Account	9/10/2014	1,780	$9.9487
Managed Account	9/11/2014	1,398	$9.8790
Managed Account	9/12/2014	3,475	$9.7874
Managed Account	9/15/2014	4,332	$9.7579
Managed Account	9/16/2014	2,939	$9.7053

3

Managed Account	9/16/2014	3,132	$9.7032
Managed Account	9/17/2014	4,290	$9.8633

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact